Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in the Registration Statement of Acreage Holdings, Inc. on Form S-8 (File No. 333-229984) of our report dated March 25, 2021 with respect to our audits of the consolidated financial statements of Acreage Holdings, Inc. as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018 which report is included in this Annual Report on Form 10-K of Acreage Holdings, Inc. for the year ended December 31, 2020.

Our report on the consolidated financial statements refers to a change in the method of accounting for leases effective January 1, 2019 due to the adoption of the guidance in ASC Topic 842, Leases.

/s/ Marcum LLP

Marcum LLP
New York, NY
March 25, 2021